

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 8, 2014

<u>Via Email</u>
Isaac Dietrich
Chief Executive Officer
MassRoots, Inc.
6525 Gunpark Drive, Ste. 370 #150
Boulder, CO 80301

> **Re: MassRoots, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed July 7, 2014**
> **File No. 333-196735**

Dear Mr. Dietrich:

We have reviewed your amended registration statement and have the following comments. Where indicated, we think you should revise your document in response to these comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated July 2, 2014.

<u>General</u>

1.   You indicate in your risk factors that you "run the risk of federal and state law enforcement prosecution" and that you "may be deemed to be aiding and abetting illegal activities . . . ." Please clearly state in the prospectus summary whether you believe that the company's current and intended business as described in the prospectus violates federal law.

2.   We note your response to prior comment 11 that you have not yet issued the 38,909,000 shares of common stock because of a delay in obtaining a transfer agent. The disclosures in the prospectus that the shares are currently outstanding appear to be inconsistent. Please revise to clarify in the prospectus summary and elsewhere in the filing that you have not yet issued the shares of common stock to your purchasers who are offering these shares for resale.

3.   We note that the Chief Executive Officer was quoted in a New York Times article published on July 21, 2014 about the company. Please tell us the circumstances in which Mr. Dietrich was identified and interviewed for this New York Times article including the date of the interview. Discuss the press policy of MassRoots and whether you or any affiliates have provided any other interviews or published any press releases. Provide an analysis as to whether any of these interviews constitute a written offer for purposes of Section 5 of the Securities Act. Finally, tell us what steps the company has taken to

ensure that written offers are by means of a prospectus prior to the effective date of the registration statement.

Certain Relationships And Related Transactions, page 48

4. Please refer to prior comment 10 and include a description of the material terms of the consulting agreement with Douglas Leighton, a director and 23% shareholder, including the obligations of each party and the termination date of the agreement.

You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Jan Woo, Attorney-Adviser, at (202) 551-3453 with any other questions. If you need further assistance, you may contact me at (202) 551-3462.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief – Legal

cc: Via Email
     Peter J. Gennuso, Esq.
     Thompson Hine LLP